

February 20, 2014

Via Certified Mail
Ms. Chuang Yung Chi
Chief Financial Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Tapei City, Tawain

Re: **China United Insurance Service, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2013
                Filed September 30, 2013
                Form 10-Q for the Quarterly Period Ended September 30, 2013
                Filed November 12, 2013
                File No. 000-54884

Dear Ms. Chuang:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements
Note 1 – Organization and Principal Activities, page 41

1. In the eighth paragraph on page 41 you disclose that on July 2, 2012 one million shares of your common stock held by a director were "reclassified" as one million shares of your Series A Convertible Preferred Stock pursuant to Board and shareholder approval. Please address the following comments:

- Based on the information in your consolidated statements of changes in equity it appears that you merely recorded this "reclassification" as an exchange of par value. It appears you did not record any compensation related to this transaction. Please explain and reference for us the authoritative literature you rely upon to support your accounting. In this regard, at a minimum it is apparent that your Series A convertible preferred stock has 10 votes per share whereby common stock only has one and therefore appears to be more valuable than common stock.
- Please revise your disclosure to indicate all the preferences and provisions of your Series A convertible preferred stock as required by ASC 505-10-50-3.
- Separately tell us why your preferred stock is properly classified in equity and reference for us the authoritative literature you relied upon to support your accounting.

Note 2 – Summary of Significant Accounting Policies
Segment Reporting, page 45

2. You disclose that you operate in one segment. Given the different political and regulatory environments as well as the economic environments between the People's Republic of China and the Republic of China, please tell us how you operate in one segment. Reference for us the authoritative literature you rely upon to support your accounting.

Note 9 – Recent Acquisition, page 49

3. In the penultimate paragraph on page 41 you disclose that certain of your shareholders sold 65.95% of the ownership in Law Enterprise Co., Ltd. to AHFL on August 17, 2012, one week prior to your acquisition of AHFL. Please tell us whether your acquisition of AHFL and the sale of Law Enterprise were contingent upon each other, contractually or otherwise. Please tell us whether you had any relationship with the prior owners of AHFL, and if so the extent of that relationship. In this regard the approximately $5.3 million bargain purchase gain (which you attribute in the first paragraph of this footnote as being, in part, from the sellers' strategic intent to enter the PRC market and in part, from sellers' interest in owning a company quoted on the Over-the-Counter Bulletin Board) is almost twice as much as the purchase consideration conveyed. We note that the PRC operation represents only approximately 7% of your revenues in fiscal 2013 and the first quarter of fiscal 2014, it appears that there may have been additional underlying substantive reasons behind both transactions. Please explain.

Note 13 – Income Tax, page 50

4. Please revise your disclosure to provide the information required by ASC 740-10-50-2 regarding deferred tax assets and liabilities. Otherwise, please tell us why this disclosure is not required explaining why there are no material differences between US GAAP accounting and statutory income tax accounting in the People's Republic of China or the Republic of China.

Controls and Procedures
Management's annual report on internal control over financial reporting, page 56

5. Please amend your filing to provide your assessment of internal control over financial reporting as of June 30, 2013. Otherwise, please tell us why this assessment is not required. In this regard, Instruction 1 to Item 308 of Regulation S-K indicates that this assessment is not required in a registrant's first Form 10-K filing. As your first Form 10-K filing was for the fiscal year ending June 30, 2012, it appears that you are required to provide the information required by Item 308(a) of Regulation S-K. Also, although Section 103 of the Jumpstart Our Business Startups Act does not require you to provide the auditor attestation report required by Item 308(b), it does not provide for the exclusion of management's assessment. To the extent you are required to provide your assessment of internal control over financial reporting, please tell us how this affects your conclusion that your disclosure controls and procedures at June 30, 2013 were effective as disclosed in the last paragraph on page 55.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Notes to Consolidated Financial Statements
Note 21 – Subsequent Events, page F-16

6. Please tell us why you entered into new variable interest agreements on October 23, 2013. Although you characterize the new agreements as being substantially similar to the previous agreements, please tell us what provisions are different and tell us how/whether these changes impact your consolidation of the variable interest entities in the People's Republic of China. Separately reference for us the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Andrew Mew, Branch Chief, at (202) 551-3377 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant